                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                     EA ENGINEERING ACQUISITION CORPORATION
                          EA ENGINEERING HOLDINGS, LLC
                          THE LOUIS BERGER GROUP, INC.
                                  ECOLAIR LLLP
                             LOREN D. JENSEN, Ph.D.
                      MELANIE ANN JENSEN IRREVOCABLE TRUST
                      ALLISON ANN JENSEN IRREVOCABLE TRUST
                      AARON KEITH JENSEN IRREVOCABLE TRUST
                             (Name of Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  000267911105
                      (CUSIP Number of Class of Securities)

                  Loren D. Jensen                         Derish M. Wolff
      EA Engineering Acquisition corporation       The Louis Berger Group, Inc.
                11019 McCormick Road                    100 Halsted Street
                     Suite 250                     East Orange, New Jersey 07018
               Hunt Valley, MD 21031                      (973) 678-1960
                  (410) 527-3501

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               WALTER G. LOHR, JR.
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, SUITE 1600
                               BALTIMORE, MD 21202
                                 (410) 659-2700

                            CALCULATION OF FILING FEE
       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
       ---------------------                      ----------------------
             $10,466,244.00                          $2,094.00
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $1.60 cash per share and 6,541,402 shares of Common Stock outstanding or represented by stock options, as of July 24, 2001.

** Previously Paid.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
                         ---                                        ---
Form or Registration No.:  N/A                       Date Filed:  N/A
                           ---                                    ---

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.    [X]  going-private transaction subject to Rule 13e-3.
[_] issuer tender offer subject to Rule 13e-4.         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.   [_]

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by EA Engineering Acquisition Corporation, (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (the "Company"), a Delaware corporation, at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001( the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

         The information in the Offer to Purchase and the related Letter of Transmittal, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         The Melanie Ann Jensen Irrevocable Trust, the Allison Ann Jensen Irrevocable Trust and the Aaron Keith Jensen Irrevocable Trust (collectively, the "Jensen Family Trusts") are additional filing persons on this Amendment No.
1. After due inquiry and to the best of their knowledge and belief, those individuals who are signing this Amendment No. 1 on behalf of each of the Jensen Family Trusts certify that the information set forth in the original Tender Offer Statement on Schedule TO is true, complete and correct.

Item 1 is hereby supplemented and amended as follows:

         The last sentence of the answer to the question "Will I have to pay taxes if you purchase my shares in the offer?" in the Summary section of the Offer to Purchase is replaced in its entirety by the following:

                  You are urged to consult your own tax advisor with respect to the federal, state and local consequences of participating in the offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Item 3 is hereby supplemented and amended as follows:

         1. The second paragraph of the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, Ecolair LLLP and the Louis Berger Group, Inc.--Dr. Jensen, the Jensen Family Trusts, and Ecolair LLLP" is amended by inserting the following sentence immediately prior to the last sentence:

                  Further information concerning the Jensen Family Trusts is set forth on Schedule I of this Offer to Purchase.

         2. Schedule I of the Offer to Purchase is amended by inserting the following numbered items at the bottom of the numbered list contained on that schedule:

                           6. Melanie Ann Jensen Irrevocable Trust. Set Forth
                  below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the trustee of the Melanie Ann Jensen Irrevocable Trust. The principal address of the Melanie Ann Jensen Irrevocable
                  Trust is and, unless indicated below, the current business address for each individual listed below is 11019 McCormick Road, Suite 250, Hunt Valley, MD 21031, Telephone: (410) 527-3501. Each such person is, unless indicated below, a citizen of the United States.

                  Name and Current Business         Present Principal Occupation or Employment; Material
                  Address                           Positions Held During the Past Five Years
                  ------------------------------    -------------------------------------------------------
                  Allison A. Jensen.............    Practicing Physician, Surgical Opthamology and Assistant
                    Department of Ophthamology      Professor of Opthamology at the University of Minnesota
                    420 Delaware Street SE
                    Minneapolis, Minnesota 55455

                           7. Allison Ann Jensen Irrevocable Trust. Set Forth
                  below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the trustee of the Allison Ann Jensen Irrevocable Trust. The principal address of the Allison Ann Jensen Irrevocable Trust is and, unless indicated below, the current business address for each individual listed below is 11019 McCormick Road, Suite 250, Hunt Valley, MD 21031,
                  Telephone: (410) 527-3501. Each such person is, unless indicated below, a citizen of the United States.

                  Name and Current Business         Present Principal Occupation or Employment; Material
                  Address                           Positions Held During the Past Five Years
                  ------------------------------    -------------------------------------------------------
                  Aaron K. Jensen.............       Architect, Skidmore, Owens & Merrill
                    224 South Michigan Avenue,
                    Suite 1000
                    Chicago, Illinois 60604

                           8. Aaron Keith Jensen Irrevocable Trust. Set Forth
                  below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the trustee of the Aaron Keith Ann Jensen Irrevocable Trust. The principal address of the Aaron Keith Jensen Irrevocable Trust is and, unless indicated below, the current business address for each individual listed below is 11019 McCormick Road, Suite 250, Hunt Valley, MD 21031,
                  Telephone: (410) 527-3501. Each such person is, unless indicated below, a citizen of the United States.

                  Name and Current Business         Present Principal Occupation or Employment; Material
                  Address                           Positions Held During the Past Five Years
                  ------------------------------    -------------------------------------------------------
                  Melanie A. Jensen-Ney.......          General Manager, Ecolair LLLP


Item 4 is hereby supplemented and amended as follows:

        1. The first sentence of the first paragraph of the section of the Offer to Purchase entitled "The Tender Offer--Purchase of Shares and Payment of Purchase Price" is amended to replace the words "as promptly as practicable" with the word "promptly."

         2. The first paragraph of the section of the Offer to Purchase entitled "The Tender Offer--Conditions of the Offer" is amended by inserting the following sentence after the bullet points:

                  Notwithstanding the above and with the exception of any condition contingent upon the receipt of governmental approvals, all conditions will be satisfied or waived on or before the Expiration Date.

Item 7 is hereby supplemented and amended as follows:

         The first paragraph of the section of the Offer to Purchase entitled "Special Factors--Financing of the Offer" is amended by inserting the following immediately after the last sentence:

                  Ecolair LLLP and The Louis Berger Group, Inc. currently have sufficient cash on hand to finance the offer.

Item 11 is hereby supplemented and amended as follows:

         The penultimate sentence of the last paragraph of the section of the Offer to Purchase entitled "The Tender Offer--Certain Information Concerning EA Engineering" is hereby replaced by the following sentence:

                  Neither we nor our parent nor any of our, or their, respective affiliates or representatives assume any responsibility for the reasonableness, completeness, accuracy or reliability of the projections.

Item 13 is hereby further supplemented and amended by adding the following to the response to Item 7 of Schedule 13E-3:

         None of us, our parent, The Louis Berger Group, Inc., Ecolair LLLP, the Jensen Family Trusts, EA Engineering nor our or their respective affiliates would have any direct federal income tax consequences as a result of the offer or the merger."

Item 13 is hereby further supplemented and amended by adding the following to the response to Item 8 of Schedule 13E-3:

         1. The third paragraph in the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering Acquisition Corporation, EA Engineering Holdings, LLC, The Louis Berger Group, Inc., Ecolair LLLP, Dr. Jensen and the Jensen Family Trusts" is hereby amended by adding the following immediately after the third sentence:

                  This decision not to undertake a liquidation analysis was based on the fact that Dr. Jensen, Ecolair LLLP, the Jensen Family Trusts and The Louis Berger Group, Inc. intend to continue to operate EA Engineering as a going concern following the consummation of this transaction. The decision not to undertake a going concern valuation was based on a determination that the other factors referred to in the bullet points above were more useful in determining whether the valuation is fair to you and the other stockholders (other than Dr. Jensen and the Jensen Family Trusts) from a financial point of view.

         2. The fourth paragraph in the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering Acquisition Corporation, EA Engineering Holdings, LLC, The Louis Berger Group, Inc., Ecolair LLLP, Dr. Jensen and the Jensen Family Trusts" is hereby amended by adding the following immediately after the bullet points:

                  In light of the above factors and the fact that the Special Committee, consisting solely of independent directors, unanimously recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated by the Merger Agreement, we, our parent, The Louis Berger Group, Inc., Ecolair LLLP, Dr. Jensen and the Jensen Family Trusts believe that the offer and merger are procedurally fair to you and the other stockholders (other than Dr. Jensen and the Jensen Family Trusts) even though the transaction does not require the approval of holders of a majority of the securities not held by Dr. Jensen and the Jensen Family Trusts.

Item 13 is hereby further supplemented and amended by adding the following to the responses to Items 8, 9 and 12 of Schedule 13E-3:

         1. The thirteenth bullet point under the first paragraph in the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--Special Committee" is hereby amended by adding the parenthetical "(other than Dr. Jensen and the Jensen Family Trusts)" at the end of the first sentence.

         2. The third paragraph of the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering's Board of Directors" is amended by inserting the words "to you" immediately after the word "fair" in the first sentence.

         3. The fourth paragraph of the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering's Board of Directors" is amended by inserting the word "the" immediately after the word "ensure" and by inserting the words "to you and the other stockholders of EA Engineering (other than Dr. Jensen and the Jensen Family Trusts)" after the word "transaction" in the first sentence.

         4. The third paragraph in the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering Acquisition Corporation, EA Engineering Holdings, LLC, The Louis Berger Group, Inc., Ecolair LLLP, Dr.

              Jensen and the Jensen Family Trusts" is hereby amended by adding the parenthetical "(other than Dr. Jensen and the Jensen Family Trusts)" after the words "common stock" in the last sentence.

         5. The fourth paragraph in the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--EA Engineering Acquisition Corporation, EA Engineering Holdings, LLC, The Louis Berger Group, Inc., Ecolair LLLP, Dr. Jensen and the Jensen Family Trusts" is hereby amended by adding the words and the parenthetical "to you and the other holders of the common stock (other than Dr. Jensen and the Jensen Family Trusts)" after the words "procedurally fair" in the first sentence.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2001                    EA ENGINEERING HOLDINGS, LLC


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: August 17, 2001                    EA ENGINEERING ACQUISITION CORPORATION


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: August 17, 2001                    THE LOUIS BERGER GROUP, INC.


                                          By:/s/ LEON A. MARANTZ
                                             ---------------------------
                                          Name: Leon A. Marantz
                                          Title: Chair of the Finance Committee

Dated: August 17, 2001                    ECOLAIR LLLP


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          General Partner


Dated: August 17, 2001                    /s/ LOREN D. JENSEN
                                          --------------------------------------
                                          LOREN D. JENSEN, PH.D.


Dated: August 17, 2001                    MELANIE ANN JENSEN IRREVOCABLE TRUST


                                          By:/s/ ALLISON A. JENSEN
                                             ---------------------------
                                          Name: Allison A. Jensen
                                          Trustee


Dated: August 17, 2001                    ALLISON ANN JENSEN IRREVOCABLE TRUST

                                          By:/s/ AARON K. JENSEN
                                             ---------------------------
                                          Name: Aaron K. Jensen
                                          Trustee


Dated: August 17, 2001                    AARON KEITH JENSEN IRREVOCABLE TRUST


                                          By:/s/ MELANIE A. JENSEN-NEY
                                             ---------------------------
                                          Name: Melanie A. Jensen-Ney
                                          Trustee